UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: August 17, 2011

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

The9 Limited Reports First and Second Quarter 2011 Unaudited Financial Results

Shanghai, China – August 16, 2011. The9 Limited (NASDAQ: NCTY) (“The9”), an online game developer and operator in China, announced its unaudited financial results for the quarters ended March 31 and June 30, 2011 today.

Financial Highlights:

First Quarter 2011

•	Net revenues for the first quarter of 2011 decreased by 10% from the fourth quarter of 2010, and increased by 17% from the first quarter of 2010 to RMB25.8 million (US$4.0 million).

•

Net loss available to ordinary shareholders for the first quarter of 2011 decreased by 82% from the fourth quarter of 2010 and decreased by 31% from the first quarter of 2010 to RMB52.6 million (US$8.1 million).

Second Quarter 2011

•	Net revenues for the second quarter of 2011 decreased by 1% from the first quarter of 2011, and increased by 1% from the second quarter of 2010 to RMB25.5 million (US$3.9 million).

•

Net loss available to ordinary shareholders for the second quarter of 2011 decreased by 77% from the first quarter of 2011 and decreased by 82% from the second quarter of 2010 to RMB12.0 million (US$1.9 million).

Management Comments:

Commenting on the results of the first half of 2011, Jun Zhu, Chairman and Chief Executive Officer of The9 said, “With one year dedicated effort to implement our global strategy, we are very pleased to report that we have made good progress in diversifying our business into multiple fields in the online gaming industry. Our new game titles, Shen Xian Zhuan and Firefall are expected to launch in the third and fourth quarter this year respectively. Our web games and social games have shown high growth potential. The9 Game Zone was officially launched in the second quarter which will enhance our core competitiveness in mobile gaming field. With our new business structure as well as our gaming platform and contents, we believe The9 is now entering into a new phase of development and the coming year will be a fruitful one despite many challenges we may have.”

Discussion of The9’s Unaudited First and Second Quarter 2011 Results

Revenues

For the first quarter of 2011, net revenues were RMB25.8 million (US$4.0 million), equaled to a decrease by 10% compared to RMB28.8 million (US$4.5 million) in the fourth quarter of 2010 and an increase by 17% compared to RMB22.1 million (US$3.4 million) in the first quarter of 2010. The decrease from the fourth quarter of 2010 was primarily due to the decrease in revenue from several old games, partly offset by the increase in revenue from social games and IPTV games. The increase from the first quarter of 2010 was mainly due to new revenue streams from the games recently launched.

For the second quarter of 2011, net revenues were RMB25.5 million (US$3.9 million), equaled to a decrease by 1% compared to RMB25.8 million (US$4.0 million) in the first quarter of 2011 and an increase by 1% compared to RMB25.4 million (US$3.9 million) in the second quarter of 2010. The changes were primarily due to increase in revenue generated from the web games and social games which were partly offset by the decrease in revenues from several old games.

Gross Profit (Loss)

Gross profit for the first quarter of 2011 was RMB27.7 million (US$4.3 million), equaled to an increase by 1,582% compared to gross profit of RMB1.6 million (US$0.3 million) in the fourth quarter of 2010 and an increase by 1,489% compared to gross profit of RMB1.7 million (US$0.3 million) in the first quarter of 2010. The significant increase in gross profit in the first quarter was mainly due to the one-off waiver of royalty payment in relation to a licensed game amounted to RMB16.1 million (US$2.5 million) recorded in the first quarter of 2011.

Gross profit for the second quarter of 2011 was RMB12.7 million (US$2.0 million), equaled to a decrease by 54% compared to gross profit of RMB27.7 million (US$4.3 million) in the first quarter of 2011 and improved from gross loss of RMB4.6 million (US$0.7 million) in the second quarter of 2010. The decrease from the first quarter of 2011 was mainly due to the aforementioned waiver of royalty payment in the first quarter. The improvement from the second quarter of 2010 was primarily due to the decrease in running royalty as a percentage of the total revenue because The9 had more in-house developed games in the revenue mix compared to last year.

Operating Expenses

For the first quarter of 2011, operating expenses were RMB92.1 million (US$14.3 million), equaled to a 22% decrease from RMB118.7 million (US$18.4 million) in the fourth quarter of 2010 and a 14% increase from RMB80.7 million (US$12.5 million) in the first quarter of 2010. The decrease from the fourth quarter of 2010 was the combined result of (i) no asset impairment being recorded in the first quarter while RMB38.0 million (US$5.9 million) impairment loss being recorded in the fourth quarter of 2010; (ii) decrease in marketing and exhibition expenses; (iii) increase in development costs including Red 5; and (iv) increase in share-based compensation and professional fees. The increase from the first quarter of 2010 was mainly due to the increase in share-based compensation and development costs including Red 5.

In the first quarter of 2011, share-based compensation was RMB16.4 million (US$2.5 million), equaled to an increase from RMB8.4 million (US$1.3 million) in the fourth quarter of 2010 and RMB11.9 million (US$1.8 million) in the first quarter of 2010.

For the second quarter of 2011, operating expenses were RMB103.6 million (US$16.0 million), equaled to a 12% increase from RMB92.1 million (US$14.3 million) in the first quarter of 2011 and a 38% increase from RMB75.0 million (US$11.6 million) in the second quarter of 2010. The increase from the first quarter of 2011 was primarily due to increased marketing expenses for Firefall and increased development costs due to the increase in headcount. The increase from the second quarter of 2010 was primarily due to the increase in marketing expenses for Firefall, increase in development costs due to increased headcount, and increase in share-based compensation.

In the second quarter of 2011, share-based compensation was RMB16.1 million (US$2.5 million), compared to RMB16.4 million (US$2.5 million) in the first quarter of 2011 and RMB7.7 million (US$1.2 million) in the second quarter of 2010.

Interest Income

Interest income for the first quarter of 2011 was RMB7.2 million (US$1.1 million), compared to RMB5.8 million (US$0.9 million) in the fourth quarter of 2010 and RMB6.4 million (US$1.0 million) in the first quarter of 2010. Interest income for the second quarter of 2011 was RMB7.5 million (US$1.2 million), compared to RMB7.2 million (US$1.1 million) in the first quarter of 2011 and RMB5.4 million (US$0.8 million) in the second quarter of 2010. The increase was due to increase in bank interest rate.

Other (Expenses) Income, net

Other expenses for the first quarter of 2011 was RMB0.9 million (US$0.1 million), compared to other income of RMB22.6 million (US$3.5 million) in the fourth quarter of 2010 and other expenses of RMB2.2 million (US$0.3 million) in the first quarter of 2010. Other expenses in the first quarters of 2011 and 2010 mainly represented exchange loss. Other income in the fourth quarter of 2010 mainly represented a government subsidy amounted to RMB23.0 million (US$3.6 million).

Other income for the second quarter of 2011 was RMB6.7 million (US$1.0 million), compared to other expenses of RMB0.9 million (US$0.1 million) in the first quarter of 2011 and other expenses of RMB1.0 million (US$0.2 million) in the second quarter of 2010. Other expenses in the first quarter of 2011 and second quarter of 2010 mainly represented exchange loss. Other income in the second quarter of 2011 mainly represented a one-off settlement fee income.

Gain on Investment Disposal

In the second quarter of 2011, the Group recognized a one-off gain on the investment disposal of RMB60.1 million (US$9.3 million). The gain on investment disposal represented the sale of our equity investment in Openfeint Inc.

Net (Loss) Income attributable to ordinary shareholders

For the first quarter of 2011, net loss attributable to ordinary shareholders was RMB52.6 million (US$8.1 million), equaled to a 82% decrease from the net loss attributable to ordinary shareholders of RMB289.5 million (US$44.8 million) in the fourth quarter of 2010 and a 31% decrease from the net loss attributable to ordinary shareholders of RMB75.8 million (US$11.7 million) in the first quarter of 2010.

Fully diluted loss per share and per ADS for the first quarter of 2011 was RMB2.09 (US$0.32), compared with RMB11.52 (US$1.78) in the fourth quarter of 2010 and RMB3.02 (US$0.47) in the first quarter of 2010.

For the second quarter of 2011, net loss attributable to ordinary shareholders was RMB12.0 million (US$1.9 million), equaled to a 77% decrease from the net loss attributable to ordinary shareholders of RMB52.6 million (US$8.1 million) in the first quarter of 2011 and decreased by 82% from the net loss attributable to ordinary shareholders of RMB65.8 million (US$10.2 million) in the second quarter of 2010.

Fully diluted loss per share and per ADS for the second quarter of 2011 was RMB0.48 (US$0.07), compared with RMB2.09 (US$0.32) in the first quarter of 2011 and RMB2.62 (US$0.41) in the second quarter of 2010.

Currency Convenience Translation

The conversion of Renminbi (RMB) into US dollars (US$) in this press release is based on the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2011, which was RMB6.4635 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Conference Call / Webcast Information

The9’s management team will host a conference call on Tuesday, August 16, 2011 at 9:00 PM, U.S. Eastern Time, corresponding to Wednesday, August 17, 2011 at 9:00 AM, Beijing Time, to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling +1-617-614-3473, password “56104293”. In the U.S., members of the financial community may also participate in the call by dialing toll-free number +1-800-706-7748, password “56104293”. A replay of the call will be available through August 23, 2011. The dial-in details for the replay: U.S. toll free number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “80455695”.

The9 will also provide a live webcast of the earnings call. Participants in the webcast should log onto the Company’s Investor Relations website http://www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited 1Q & 2Q 2011 Earnings Conference Call” and follow the instructions.

About The9 Limited

The9 Limited is an online game operator and developer in China. The9 directly, or through affiliates, operates licensed MMORPGs including Soul of The Ultimate Nation™, Atlantica and Kingdom Heroes 2 Online in mainland China. The9 has also obtained exclusive licenses to operate other online games in mainland China, including Seoyugi, Planetside 2 and Free Realms. In addition, The9 operates its proprietary MMORPG World of Fighter, web and social games Tiny Kingdoms and Winning Goal in mainland China and overseas. The9 is also developing various proprietary games, including ShenXianZhuan, Firefall and other MMORPGs, web and social games. In 2010, The9 established its Mobile Business Unit to focus on mobile internet business.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Phyllis Sai

Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

– Tables follow –

THE9 LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter ended
	March 31, 2010	June 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	March 31, 2011	June 30, 2011
	RMB	RMB	RMB	RMB	RMB	US$	US$
Revenues:
Online game services	22,257,214	25,927,886	28,710,174	24,062,300	22,944,110	3,722,797	3,549,797
Other revenues	1,074,250	847,357	1,776,925	3,214,728	4,126,587	497,366	638,445

	23,331,464	26,775,243	30,487,099	27,277,028	27,070,697	4,220,163	4,188,242
Sales Taxes	(1,214,374)	(1,407,912)	(1,719,965)	(1,495,740)	(1,546,057)	(231,413)	(239,198)

Net Revenues	22,117,090	25,367,331	28,767,134	25,781,288	25,524,640	3,988,750	3,949,044

Cost of Services	(20,374,564)	(29,944,864)	(27,120,332)	1,912,084	(12,862,044)	295,828	(1,989,950)

Gross Profit (loss)	1,742,526	(4,577,533)	1,646,802	27,693,372	12,662,596	4,284,578	1,959,094
Operating Expenses:
Product development	(27,965,714)	(39,089,303)	(34,971,378)	(39,433,294)	(47,026,273)	(6,100,920)	(7,275,667)
Sales and marketing	(18,293,758)	(11,486,818)	(17,456,542)	(10,426,370)	(14,918,667)	(1,613,115)	(2,308,141)
General and administrative	(34,417,006)	(24,434,288)	(28,295,880)	(42,250,309)	(41,614,830)	(6,536,754)	(6,438,436)
Impairment of equipment, intangible assets and goodwill	—	—	(37,949,452)	—	—	—	—

Total operating expenses:	(80,676,478)	(75,010,409)	(118,673,252)	(92,109,973)	(103,559,770)	(14,250,789)	(16,022,244)

Loss from operations	(78,933,952)	(79,587,942)	(117,026,450)	(64,416,601)	(90,897,174)	(9,966,211)	(14,063,150)
Interest income	6,420,997	5,381,655	5,812,347	7,230,594	7,459,877	1,118,681	1,154,154
Other (expenses) income , net	(2,186,512)	(1,036,375)	22,622,595	(912,117)	6,731,736	(141,118)	1,041,500

Loss before income tax expense, gain on investment disposal, impairment loss on investment and share of loss in equity investments	(74,699,467)	(75,242,662)	(88,591,508)	(58,098,124)	(76,705,561)	(8,988,648)	(11,867,496)
Income tax expense	(186)	(3,074)	(7,406,910)	(165)	—	(26)	—

Loss before gain on investment disposal, impairment loss on investment and share of loss in equity investments	(74,699,653)	(75,245,736)	(95,998,418)	(58,098,289)	(76,705,561)	(8,988,674)	(11,867,496)
Gain on investment disposal	—	6,827,900	—	—	60,121,453	—	9,301,687
Impairment loss on investment	—	—	(196,115,321)	—	—	—	—
Share of loss in equity investments, net of taxes	(4,400,847)	(1,933,730)	(2,699,207)	(186,566)	(589,218)	(28,865)	(91,161)

Net loss	(79,100,500)	(70,351,566)	(294,812,946)	(58,284,855)	(17,173,326)	(9,017,539)	(2,656,970)
Less:Net loss attributable to non-controlling interests	(3,297,940)	(4,533,331)	(5,358,832)	(5,713,717)	(5,138,494)	(883,997)	(795,002)

Net loss attributable to holders of ordinary shares	(75,802,560)	(65,818,235)	(289,454,114)	(52,571,138)	(12,034,832)	(8,133,542)	(1,861,968)

Net loss attributable to holders of ordinary shares per share
- Basic and diluted	(3.02)	(2.62)	(11.52)	(2.09)	(0.48)	(0.32)	(0.07)

Weighted average number of shares outstanding
- Basic and diluted	25,121,645	25,121,645	25,121,781	25,124,726	25,131,874	25,124,726	25,131,874

Amount attributable to holders of ordinary shares	(75,802,560)	(65,818,235)	(289,454,114)	(52,571,138)	(12,034,832)	(8,133,542)	(1,861,968)

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$)

	As at
	December 31, 2010	March 31, 2011	June 30, 2011	March 31, 2011	June 30, 2011
	RMB	RMB	RMB	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current Assets
Cash and cash equivalents	1,416,189,294	1,341,523,310	1,344,963,136	207,553,695	208,085,885
Accounts receivable	10,712,252	18,346,814	12,276,373	2,838,526	1,899,338
Advances to suppliers	52,054,494	45,421,364	50,932,811	7,027,366	7,880,067
Prepayments and other current assets	63,969,737	72,480,117	74,454,867	11,213,757	11,519,280
Prepaid royalties	15,615,493	15,459,166	16,011,151	2,391,764	2,477,164
Deferred costs	2,911,937	1,804,831	1,592,528	279,234	246,388

Total current assets	1,561,453,207	1,495,035,602	1,500,230,866	231,304,342	232,108,122

Investments in equity investees	74,843,710	74,662,484	63,237,554	11,551,402	9,783,794
Property, equipment and software	58,061,464	56,597,678	55,045,872	8,756,506	8,516,419
Goodwill	10,548,323	10,442,724	10,307,658	1,615,645	1,594,749
Intangible assets	17,647,842	17,064,109	19,910,591	2,640,073	3,080,466
Land use right	77,956,936	77,476,709	76,996,481	11,986,804	11,912,506
Other long-term assets	56,827,902	47,123,189	57,381,017	7,290,661	8,877,700

Total Assets	1,857,339,384	1,778,402,495	1,783,110,039	275,145,433	275,873,756

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	46,948,658	17,873,088	13,809,413	2,765,234	2,136,522
Other taxes payable	5,437,764	4,352,392	4,297,771	673,380	664,929
Advances from customers	7,101,645	6,988,398	16,854,023	1,081,210	2,607,569
Deferred revenue, current	18,508,169	19,554,801	16,142,064	3,025,420	2,497,418
Refund of game points	195,993,716	195,992,701	195,991,686	30,322,999	30,322,841
Other payables and accruals	42,328,817	36,384,309	41,522,905	5,629,196	6,424,214

Total current liabilities	316,318,769	281,145,689	288,617,862	43,497,439	44,653,493

Deferred tax liabilities, non-current	5,803,848	5,745,746	5,671,431	888,953	877,455

Total Liabilities	322,122,617	286,891,435	294,289,293	44,386,392	45,530,948

Equity
Common shares (US$0.01 par value; 25,124,147 shares issued and outstanding as of December 31, 2010, 25,127,557 shares issued and outstanding as of March 31,2011, 25,120,032 shares issued and outstanding as of June 30, 2011)	2,051,878	2,052,101	2,051,324	317,491	317,370
Additional paid-in capital	2,091,113,883	2,102,925,514	2,118,643,876	325,353,990	327,785,855
Statutory reserves	28,071,982	28,071,982	28,071,982	4,343,155	4,343,155
Accumulated other comprehensive income	(2,096,698)	(2,650,706)	(3,741,967)	(410,104)	(578,938)
Retained deficit	(587,976,279)	(640,547,417)	(652,582,249)	(99,102,254)	(100,964,222)

Total The9 Limited shareholders’ equity	1,531,164,766	1,489,851,474	1,492,442,966	230,502,278	230,903,220
Non-controlling interests	4,052,001	1,659,586	(3,622,220)	256,763	(560,412)

Total equity	1,535,216,767	1,491,511,060	1,488,820,746	230,759,041	230,342,808

Total liabilities and equity	1,857,339,384	1,778,402,495	1,783,110,039	275,145,433	275,873,756